EXHIBIT 1

Contact:  Fred T. Grant, Jr.                 For Immediate
Release
          Vice President - Finance           January 27,
1995


                RYAN'S FAMILY STEAK HOUSES, INC.
                 ADOPTS SHAREHOLDER RIGHTS PLAN
                          _____________

GREER, SOUTH CAROLINA -- Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that its Board of Directors adopted a Shareholder Rights Plan, pursuant to which stock purchase rights will be distributed as a dividend to its common stockholders at a rate of one Right for each share of common stock held of record as of February 10, 1995.
     The Rights Plan is designed to enhance the Board's ability to prevent an acquiror from depriving stockholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics that have been prevalent in many unsolicited takeover attempts.
     This action is not taken in response to any pending or threatened takeover effort to acquire the Company.
     Under the Rights Plan, the Rights will initially represent the right to purchase one-half share of the Company's common stock for $25. The Rights will become exercisable only if a person or a group acquires ownership or voting power or commences a tender offer for 15% or more of the Company's common stock.
Until they become exercisable, the Rights attach to and trade with the Company's common stock. The Rights will expire February
10, 2005. The Rights may be redeemed by the continuing members of the Board at $.001 per Right under certain circumstances outlined in the Plan. Prior to their exercise, the Rights will not be taxable to the Company's shareholders.
     In the event that a person or group (an "Acquiring Person") acquires ownership or voting power with respect to 15% of the
Company's common stock, rights would then be modified to represent the right to receive for the exercise price the Company common stock having a value worth twice the exercise price. In the event that the Company is involved in a merger or other business combination at any time after an Acquiring Person has acquired 15% or more of the Company's common stock, the Rights will be modified so as to entitle a holder to buy a number of shares of common stock of the acquiring entity having a market value of twice the exercise price of each Right.
     All Rights held or acquired by an Acquiring Person acquiring
15% or more of the Company's shares are void.